SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K
                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)

     For the fiscal year ended October 31, 1999

                                       Or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

     For the transition period from __________ to __________

                         Commission file number 0-15995

                       AMENDED AND RESTATED MICROAGE, INC.
                      RETIREMENT SAVINGS AND EMPLOYEE STOCK
                            OWNERSHIP PLAN AND TRUST
                (A. Full title of the plan and the address of the
             plan, if different from that of the issuer named below)


                                 MICROAGE, INC.
                              1330 W. Southern Ave.
                              Tempe, Arizona 85282
              (B. Name of issuer of the securities held pursuant to
           the plan and the address of its principal executive office)

                              REQUIRED INFORMATION

     The following financial statements and other information are furnished herein for the 401(k) portion of the Amended and Restated MicroAge, Inc. Retirement Savings and Employee Stock Ownership Plan and Trust:

     1. Audited Statement of Net Assets Available for Benefits at October 31, 1999 and November 1, 1998.

     2. Audited Statement of Changes in Net Assets Available for Benefits for the Plan Year ended October 31, 1999.

See the Index to Financial Statements.

See also the Exhibits.

                                 MICROAGE, INC.

              RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                                 401(k) PORTION

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

                      OCTOBER 31, 1999 AND NOVEMBER 1, 1998

                                 MICROAGE, INC.
              RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
                                 401(k) PORTION
             INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

                                                                           Page
                                                                           ----

Report of Independent Accountants                                            1

Statement of Net Assets Available for Benefits                               2

Statement of Changes in Net Assets Available for Benefits                    3

Notes to Financial Statements                                                4

Schedule of Assets Held for Investment Purposes at October 31, 1999          9

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the MicroAge, Inc. Retirement Savings and Employee Stock Ownership Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the MicroAge, Inc. Retirement Savings and Employee Stock Ownership Plan (the "Plan") at October 31, 1999 and November 1, 1998 and the changes in net assets available for benefits for the year ended October 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP
Phoenix, Arizona
August 11, 2000

                                 MICROAGE, INC.
              RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
                                 401(k) PORTION
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                   October 31,     November 1,
                                                       1999            1998
                                                   -----------     -----------
Assets:
      Investments, at fair value
          MicroAge, Inc. common stock              $   462,596     $ 2,902,484
          Mutual funds                              33,745,535      19,970,398
          Money market securities                    1,639,592         947,376
          Participant notes receivable                 448,010         163,388
                                                   -----------     -----------
                                                    36,295,733      23,983,646
                                                   -----------     -----------
      Contributions receivable
          Employee                                     353,967          25,242
          Employer - MicroAge, Inc. common stock     1,357,205       1,043,620
                                                   -----------     -----------
                                                     1,711,172       1,068,862
                                                   -----------     -----------
Net assets available for benefits                  $38,006,905     $25,052,508
                                                   ===========     ===========

                     The accompanying notes are an integral
                       part of these financial statements.

                                 MICROAGE, INC.
              RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
                                 401(k) PORTION
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                   Year Ended
                                                                   October 31,
                                                                       1999
                                                                   -----------
Additions to net assets attributed to:
     Investment income
        Interest                                                   $    66,761
        Dividends                                                    1,991,547
        Net change in appreciation/depreciation of investments        (494,847)
                                                                   -----------
                                                                     1,563,461
                                                                   -----------
     Contributions
        Employee                                                    13,299,277
        Employer                                                     1,357,205
                                                                   -----------
                                                                    14,656,482
                                                                   -----------
        Net additions                                               16,219,943
                                                                   -----------
Deductions from net assets attributed to:
     Benefits paid to participants                                   3,265,546
                                                                   -----------
        Net deductions                                               3,265,546
                                                                   -----------
Net increase                                                        12,954,397

Net assets available for benefits:
     Beginning of the year                                          25,052,508
                                                                   -----------
     End of the year                                               $38,006,905
                                                                   ===========

                     The accompanying notes are an integral
                       part of these financial statements.

                                 MICROAGE, INC.
              RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
                                 401(k) PORTION
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

The following brief description of the MicroAge, Inc. (the Company) Retirement Savings and Employee Stock Ownership Plan - 401(k) Portion (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

The Plan includes an employee stock ownership feature (the ESOT). The ESOT is funded solely by employer contributions; no employee contributions are permitted. Additionally, there is a separate ESOT trust under the Plan. ESOT assets will not be commingled with assets attributable to the 401(k) portion of the Retirement Savings and Employee Stock Ownership Plan. As of November 3, 1998, the ESOT feature was terminated. All the ESOT shares will remain in the Plan, with all participants becoming fully vested. The Plan also includes a non-qualified supplemental executive plan, whose assets are not commingled with those attributable to the 401(k) or ESOT.

The Plan is a defined contribution plan covering substantially all employees of the Company who have attained at least 21 years of age and are U.S. citizens. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is administered by the Company.

The Plan was established to be effective July 1988. Employees are eligible to join the Plan on the first day of the Plan quarter coincident with or following the date on which the employee satisfies all of the eligibility requirements.

The Plan year coincides with the Company's fiscal year which ends on the Sunday nearest October 31 in each calendar year.

If a participant is fully vested under the Plan, the participant may make an election to invest all or any portion of his Employer Matching Contribution account (consisting of Company stock) in any of the Plan's investment options. As of July 1, 1995, participants were no longer permitted to invest new funds into the Company stock fund.

Participants may elect to contribute 1% to 15% of their total eligible compensation as a pretax deferral in lieu of receiving such amounts as compensation. For each year in which the Plan is in effect, the Company may make a matching contribution with respect to a participant's elective deferrals in an amount to be determined at the sole discretion of the Company. The Company has historically matched 25% of a participant's contribution up to the first six percent of the participant's salary contributed to the Plan. The Company's total contribution for a Plan year shall not exceed the maximum amount deductible on account of the Company's contribution for its corresponding taxable year for federal income tax purposes. A Company matching contribution, if any, will be credited as of the last day of the Plan year to the accounts of those participants who are active participants on the last day of each Plan year. Participants may change their allocations or elections the first day of each Plan quarter.

The participant's contributions vest immediately. The Company's matching contributions vest based on years of service as follows:

        YEARS OF SERVICE                      VESTING PERCENTAGE
        ----------------                      ------------------
        Less than 1                                   0%
        1 but less than 2                            20%
        2 but less than 3                            40%
        3 but less than 4                            60%
        4 but less than 5                            80%
        5 or more                                   100%

If a participant terminates before the Company's contribution is fully vested, the Company can use the forfeited portion to reduce the Company's contribution to the Plan for the Plan year in which forfeitures occur, or, if such forfeitures exceed the amount of contribution for the Plan year, such excess shall be treated as a contribution carryover and applied to reduce future contributions.

Plan assets are held in a single Trust Fund (the Trust Fund). Each participant elects from several investment options how the participant's contributions will be invested. Effective July 1, 1999, the Plan increased the number of fund options that participants could invest their contributions in to ten.

The Company's matching contributions, if any, can be made in cash or MicroAge, Inc. common stock. Cash contributions are invested according to each participant's investment election. Contributions of MicroAge, Inc. common stock remain invested in the Company Stock Fund unless the participant is fully vested under the plan. If a participant is fully vested under the plan, they may make an election to invest all or any portion of their employer matching contribution account in any of the Plan's investment options. For the year ended October 31, 1999, the Company contributed $1,357,205 in MicroAge, Inc. common stock and made no cash contributions.

Loan terms range from 1-5 years or up to 15 years for the acquisition or construction of a primary residence. Participant loans are secured by the vested balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Advisory Committee. The interest rate for current loans outstanding is 10.5 percent. Principal and interest are paid ratably through semi-monthly payroll deductions.

The Plan provides for early withdrawal (prior to the participant obtaining age 59 1/2) under certain circumstances. However, the participant may be subject to tax penalties under the Internal Revenue Code of 1986, as amended (the Code) on early withdrawals.

The Plan may be amended at any time; however, no such amendment may adversely affect the rights of the participants in the Plan with respect to contributions made prior to the date of the amendment. Company matching contributions may be discontinued and participation by the Company in the Plan may be terminated at any time. Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, each participant will receive the full amount of Plan assets in his account.

Effective July 1, 1999, Wells Fargo Bank Trust (Wells Fargo Bank) ceased acting as trustee and investment manager of the Plan. The Plan was transferred to The Prudential Trust Company (the Trustee) who acts as the Trustee, the investment manager and the record keeper of the Plan. The Trustee maintains account records of individual participants and provides quarterly statements to participants.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

METHOD OF ACCOUNTING

The Plan prepares its financial statements using the accrual method of accounting. Income is recognized when earned and expenses are recorded when incurred.

The Plan's investments are presented at fair value. The fair value of the Company's common stock is based upon the last sales price as reported by the Nasdaq/National Market System, on the valuation date.

Security transactions are recorded on a trade date basis. Expenses paid by the Plan in connection with such purchases and sales may include brokerage commissions and taxes. These expenses, if any, are included in the cost of securities purchased and deducted from the proceeds of securities sold. The Plan paid no brokerage commissions during the year ended October 31, 1999. Interest income is recorded on the accrual basis as earned.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

PARTICIPANT NOTES RECEIVABLE

A participant's investment funds are reduced and the participant notes receivable account is increased by the loan amount granted. Principal repayments reduce the participant notes receivable balance and are reinvested in accordance with the participant's instructions. Interest collected from participant loans is also reinvested in the participant's investment fund and is presented as part of interest and dividends.

CONTRIBUTIONS

The Company's contributions to participants are recognized on the accrual basis in the Plan year to which they relate.

BENEFIT PAYMENTS

Benefit payments are recorded when paid. In accordance with generally accepted accounting principles, obligations for distributions processed and approved for payment prior to the Plan's period-end were not accrued in the Plan's financial statements. Such amounts at October 31, 1999, and November 1, 1998 were $45,521 and $58,266, respectively.

ADMINISTRATIVE AND TRUSTEE EXPENSES

Prior to July 1, 1999, expenses incurred to administer the Plan were paid directly by the Company. Subsequently, administrative fees are paid by the participants of the Plan each fiscal year end. The fee is based on the number of participants enrolled in the Plan at year end and is equivalent to approximately $28 per participant, which is withdrawn directly from each participant's retirement account.

USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of additions to and deductions from net assets during the reporting period. Actual results could differ from these estimates.

NOTE 3 - TAX STATUS OF THE PLAN

The Plan Administrator and Management of the Company believe that the Plan conforms with the requirements of ERISA. The Internal Revenue Service has determined and informed the Company by a letter dated May 28, 1997, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no application has been made for an updated determination letter.

NOTE 4 - INVESTMENTS

The following table presents the market value of investments that represent five percent or more of the Plan's net assets:

DESCRIPTION OF INVESTMENT                  OCTOBER 31, 1999    NOVEMBER 1, 1998
-------------------------                  ----------------    ----------------

Prudential Government Securities Trust-
Money Market Fund
   Money market securities                    $        --         $2,902,484

The Investment Company of
America Fund
   Common stocks                                       --          7,336,369

EuroPacific Growth Fund
   Foreign common stocks                        7,149,578          4,356,420

Capital World Growth and Income Fund
   Global common stocks                         6,888,825          4,200,076

Prudential Stock Index Fund
   Common stocks                               13,315,471                 --

The Income Fund of America
   Common stocks, bonds
   and money market securities                  5,070,798          3,319,807

During the year ended October 31, 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $494, 847 as follows:

MicroAge, Inc. common stock                        $(3,148,503)
Mutual funds                                       $ 2,653,656

NOTE 5 - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits relating to the nonparticipant-directed investments is as follows:

                                                    Year ended     Year ended
                                                   October 31,    November 1,
                                                       1999           1998
                                                   -----------    -----------
Net assets:
   Common stock:
   MicroAge, Inc.                                  $   353,339    $ 1,963,308
                                                   ===========    ===========

Changes in net assets:
   Contributions                                   $ 1,043,620
   Net depreciation                                 (2,344,723)
   Benefits paid to participants                      (308,866)
                                                   -----------
                                                   $(1,609,969)
                                                   ===========

NOTE 6 - RELATED PARTY TRANSACTIONS

The Trustee invests in the Company's common stock in accordance with the provisions of the Plan's Company Stock Fund. The Trustee acquires the Company's common stock by purchase on the open market.

The following is a summary of transactions in the Company's common stock:

                                                Year ended      Year ended
                                                October 31,     November 1,
Description                                         1999            1998
--------------------------------------------    -----------     -----------

Cost of shares purchased                           $5,717         $179,618
Number of shares purchased                            432           12,893
Average per share cost purchased                   $13.23           $13.93


NOTE 7 - SUBSEQUENT EVENTS

On April 13, 2000, the Company filed for Chapter 11 bankruptcy protection. The final closing price of the Company's stock on the last day of trading (April
13th) was $1.88 per share. The Company's stock was de-listed by Nasdaq on May 22, 2000.

                                                                     SCHEDULE  I

                                 MICROAGE, INC.
              RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
                                 401(k) PORTION
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               AT OCTOBER 31, 1999

    PARTY
      IN
   INTEREST            DESCRIPTION OF INVESTMENT                   COST                MARKET
--------------  --------------------------------------          ----------          -----------

      *         COMPANY STOCK FUND
                         MicroAge, Inc. common stock            $2,430,741          $   462,596

                EUROPACIFIC GROWTH FUND
                         Foreign common stocks                          **            7,149,578

                CAPITAL WORLD GROWTH AND INCOME FUND
                         Global common stocks                           **            6,888,825

                THE INCOME FUND OF AMERICA
                         Common stocks and bonds                        **            5,070,798

      *         PRUDENTIAL DIVERSIFIED MODERATE GROWTH
                FUND
                         Common stocks                                  **                2,680

      *         PRUDENTIAL GOVERNMENT SECURITIES
                TRUST-MONEY MARKET FUND
                         Money market securities                        **            1,639,592

      *         PRUDENTIAL JENNISON GROWTH FUND
                         Common stocks                                  **               27,024

      *         PRUDENTIAL STOCK INDEX FUND
                         Common stocks                                  **           13,315,471

      *         PRUDENTIAL BOND MARKET INDEX FUND
                         Marketable debt securities                     **            1,288,371

                FRANKLIN BALANCE SHEET INVESTMENT FUND
                         Common stocks                                  **                2,788

      *         THE PARTICIPANT NOTES FUND
                         Participant notes receivable                   **              448,010
                                                                                    -----------
                Total investments at October 31, 1999                               $36,295,733
                                                                                    ===========

** Note: Cost information for participant directed investments is not required to be presented.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             AMENDED AND RESTATED MICROAGE, INC.
                             RETIREMENT SAVINGS AND EMPLOYEE STOCK
                             OWNERSHIP PLAN AND TRUST
                                 (Name of Plan)

                             By: MicroAge, Inc., a Delaware corporation,
                             Plan Administrator

                             By: /s/ Jeffrey D. McKeever
                                --------------------------------------
                                   (Signature)
                             Title: Chairman of the Board and
                                    Chief Executive Officer






Date: September 15, 2000

                                  EXHIBIT INDEX

EXHIBIT NO.                        DESCRIPTION                         PAGE NO.*
-----------                        -----------                         ---------

4.1 Amended and Restated MicroAge, Inc. Retirement Savings and Employees Stock Ownership Plan and Trust Agreement (Incorporated by reference to Exhibit 10.14 to the Annual Report on Form 10-K for fiscal year ended October 30, 1994)

4.1.1 First Amendment dated May 10, 1995 to the Amended and Restated MicroAge, Inc. Retirement Savings and Employees Stock Ownership Plan and Trust Agreement (Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended April 30, 1995)

4.1.2 Second Amendment dated March 14, 1996 to the Amended and Restated MicroAge, Inc. Retirement Savings and Employees Stock Ownership Plan and Trust Agreement (incorporated by reference to Exhibit 10.1 to the Annual Report on Form 10-Q for the quarter ended July 28, 1996)

4.1.3 Third Amendment dated November 4, 1996 to the Amended and Restated MicroAge, Inc. Retirement Savings and Employees Stock Ownership Plan and Trust Agreement (Incorporated by reference to Exhibit 10.22.3 to the Annual Report on Form 10-K for fiscal year ended November 3, 1996)

4.1.4 Fourth Amendment dated December 4, 1996 to the Amended and Restated MicroAge, Inc. Retirement Savings and Employees Stock Ownership Plan and Trust Agreement (Incorporated by reference to Exhibit 10.22.4 to the Annual Report on Form 10-K for fiscal year ended November 3, 1996)

4.1.5 Fifth Amendment dated January 31, 1997 to the Amended and Restated MicroAge, Inc. Retirement Savings and Employees Stock Ownership Plan and Trust Agreement (Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended February 2, 1997)

4.1.6 Sixth Amendment dated August 1, 1997 to the Amended and Restated MicroAge, Inc. Retirement Savings and Employees Stock Ownership Plan and Trust Agreement (Incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarter ended August 3, 1997)

4.1.7 Seventh Amendment dated April 2, 1998 to the Amended and Restated MicroAge, Inc. Retirement Savings and Employees Stock Ownership Plan and Trust Agreement (Incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarter ended May 3, 1998)

4.1.8 Eighth Amendment dated April 2, 1998 to the Amended and Restated MicroAge, Inc. Retirement Savings and Employees Stock Ownership Plan and Trust Agreement (Incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarter ended May 3, 1998)

4.1.9          Amended and Restated MicroAge, Inc. Retirement
               Savings and Employee Stock Ownership Plan and
               Trust Agreement, effective as of November 2, 1998.

4.1.10         First Amendment to the MicroAge, Inc. Retirement
               Savings Plan, effective as of December 2, 1999.

4.1.11         Second Amendment to the MicroAge, Inc. Retirement
               Savings Plan, dated as of March 15, 2000
               (Incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarter ended January 30, 2000)

23             Consent of Independent Accountants

* Included only in manually signed original.